EXHIBIT 3.01

ARTICLE II, SECTION 2 OF THE

BYLAWS OF VERISIGN, INC.

AS AMENDED AND RESTATED ON MAY 3, 2005

Section 2. Number of Directors. The Board of Directors shall consist of eleven (11) members. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director.